Weil, Gotshal & Manges LLP
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October 29, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Ms. Karen J. Garnett

Re:                             The Howard Hughes Corporation

Amendment No. 1 to Registration Statement on Form 10-12B

Filed October 7, 2010

File No. 001-34856

Dear Ms. Garnett:

On behalf of our client, The Howard Hughes Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 001-34856), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of October 25, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Summary

Strategic Development Segment, page 4

1.                                      We note your disclosure on page 5 that you expect to fund your development projects with a mix of construction, bridge and long-term financing, as well as joint venture equity. Please balance this disclosure by stating whether you have identified any potential lenders or equity investors. To this extent, we note your disclosure on page 84 that you do not expect to have a revolving line of credit as of the Effective Date.

The Company has revised the disclosure on pages 5, 25 and 79 of the Registration Statement to balance the disclosure and state that the Company has not yet obtained any financing or identified any potential lenders or joint venture equity partners.

Business

Business Overview, page 20

2.                                      We note your risk factor on page 49 which explains that your business model is to enter into joint venture arrangements with strategic partners. Please expand your Business Overview section to provide a discussion of your proposed business model of entering into joint ventures.

The Company has expanded the disclosure on pages 25 to 26 of the Registration Statement to explain that the Company’s proposed business model involves entering into joint venture arrangements with strategic partners and to clarify that the Company has not yet identified any joint venture equity partners.

Redevelopment Properties, page 31

3.                                      We note your response to prior comment 8. Please expand the disclosure to describe the factors you consider in determining whether properties have the potential for future growth by means of an improved tenant mix, additional GLA, or repositioning the asset for alternative use.

The Company has expanded the disclosure on page 32 of the Registration Statement to describe the factors that it considers in determining whether properties have the potential for future growth by means of an improved tenant mix, additional GLA, or repositioning the asset for alternative use.

Item 2. Financial Information, page 58

Unaudited Pro Forma Condensed Combined Financial Information, page 59

4.                                      We note your responses to comments 12 and 39 in our letter dated September 24, 2010. You note that the Distribution is a pro-rata spin-off accounted for as a non-monetary transaction at recorded or historical carrying values. Tell us how you have complied with the impairment guidance in ASC 360-10-40-4 in light of the fact that all of the properties in your Master Planned Communities segment and two of the properties in your Strategic Development segment had fair values less than their respective carrying amounts at June 30, 2010.

The Company acknowledges the guidance in ASC 360-10-40-4, which addresses long-lived assets to be exchanged or to be distributed to owners in a spin-off and respectfully advises the Staff that the Company believes this guidance applies to the entity that undertakes the spin-off transaction (i.e., GGP), not to the entity that is created as a result of the spin-off transaction, that is, the Company. The carve-out financial statements of the Company, presented on a historical cost basis, and the pro forma statements, reflecting the assets as transferred to the Company on such historical cost basis, should not reflect any impairment as the guidance in ASC 360-10-40-4 does not apply to the Company. The spun-out assets of the Company are held for use before, and will continue to be held for use after, the spin-off. As such, the Company applied the guidance in ASC 360-10-35-17 to assess its long-lived assets for impairment prior to the spin-off and will continue to apply this guidance after the spin-off transaction.

The guidance in ASC 360-10-40-4 requires that GGP record an impairment provision for the difference between the carrying amount and the fair value of the disposal group when the spin-off transaction is consummated. In evaluating whether such impairment should be reflected in the pro forma and historical financial statements of the Company at the date of the spin-off, in addition to the held-for-use considerations above, the Company also analogized to the accounting guidance that applies to the held-for-sale treatment of a disposition by a parent of a subsidiary which would be reflected on the parent-level statements and not pushed down to the financial records of the subsidiary. We further drew an analogy to interpretation 360-10 HH, which discusses the effect on subsidiary reporting when a parent plans to sell a subsidiary. The response to this interpretation concludes that the subsidiary should continue to evaluate its assets for recoverability on a held and used basis and apply the guidance in ASC 360-10. Accordingly, in accordance with the guidance for pro rata spin-off transactions, the Company would record, at inception, the prior historical cost of the assets (that is, the carrying basis of such assets prior to the impairment loss recognized by GGP) received in the spin-off transaction.

Accordingly, no adjustments for the impairment recognized by GGP are made to the pro forma balance sheet of the Company. Similarly, no adjustments to the pro forma income statements of the Company will be required as the applicable depreciation of the carrying value of the properties and the cost of sales of the lots sold by the master planned communities, for the applicable periods, remain unchanged.

Under the Company’s accounting policies, impairment testing will take place in the normal course in subsequent periods based on the facts and circumstances pertaining to the long-lived assets held at that time and any resulting impairments would be recorded in such subsequent periods based on the guidance of ASC 360-10.

5.                                      You disclose on page 22 that on October 4, 2010 certain TopCo Debtors closed on the sale of 50 finished lots to Pulte and 20 finished lots to Richmond. Please tell us if these sales will result in any gain or loss.

The Company respectfully advises the Staff that, with respect to the sale of 50 finished lots to Pulte and the sale of 20 finished lots to Richmond, the Company currently estimates that the excess of land sales revenues over cost of sales of approximately $1 million and $500 thousand, respectively, will be recorded in the fourth quarter of 2010. The Company has not reflected such sales or cost of sales in its pro forma financial statements as such sales occurred in the normal course.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview -Strategic Development Segment, page 67

6.                                      Please reconcile your statement in the first paragraph of this section, which states that this segment includes eleven mixed-use development opportunities, with disclosure in the second paragraph as well as on page 25, which describes only nine mixed-use development opportunities.

The Company has revised the disclosure on page 69 of the Registration Statement to reflect that it has nine mixed-use development opportunities and eleven other property interests as disclosed elsewhere in the Registration Statement.

7.                                      We note your response to comment 21 in our letter dated September 24, 2010 and your additional disclosures on page 67. Based on the descriptions on page 28 of your West Windsor, Allen, and Kendall properties, it is still unclear to us how you earn revenues from these properties. Please explain and expand your disclosure accordingly.

The Company has revised the disclosure on page 69 of the Registration Statement  to conform to the Company’s disclosure on page 9 with respect to properties with revenues. The Company respectfully advises the staff that on an ongoing basis, these development properties (West Windsor, Allen and Kendall) are not expected to produce more than nominal revenue and should not be included as “Operating Retail Properties.” Revenue will only be generated after the development of the project, at some future period after significant development expenditures and activity has taken place. During 2009, there was a sale of a small portion of the land at Kendall (pursuant to a contract in place when the entire land parcel originally was acquired). At Allen, there was an eminent domain condemnation sale in 2009 and, in 2010, there was a collection of cash relating to a temporary easement granted to the local municipality. At West Windsor, approximately $100,000 of farming and storage rents were earned in the applicable annual periods. As there was no active development underway at these projects at the time these nominal revenues were earned and the amounts earned did not benefit the remaining land held for development, the Company elected to report such transactions within revenues rather than as ancillary activities which would be included in the remaining basis of the project.

Six Months Ended June 30, 2010 and 2009, page 68

Master Planned Communities Segment. page 68

8.                                      We note your response to comment 20 in our letter dated September 24, 2010. Your statement that you recently experienced only immaterial declines in your margins seems inconsistent with the material declines in the operating performance of this segment in all prior periods. Please clarify. Also, expand your disclosure to discuss the declines in EBITDA for each period presented. In your discussion, discuss the costs included in your “Land sales operations” amount rather than simply referencing your “Supplemental Master Planned Communities Data.” Also, discuss the basis for your belief that you do not expect a further decline in such margins to occur.

The Company has added disclosure on page 69 of the Registration Statement to indicate that the Company does not expect the pace of land sales to increase until economic conditions improve.

The Company has also revised the disclosure on page 70 of the Registration Statement to discuss the declines in EBITDA for each period presented, including a discussion of the costs included in the “Land sales operations” amount.

The Company respectfully advises the Staff that its standard practice is to sell land in its Master Planned Communities segment if land sales revenue will exceed its cost of land sales.  The Company’s declines in margins were immaterial because the Company generally does not engage in land sales when land sales revenue would not exceed such cost of land sales. The Company's strategy is to maintain margins and enhance the overall return from its master planned communities by increasing the pace of sales in favorable economic conditions and significantly reducing the pace in unfavorable conditions.  The Company believes this is inherent in the long term operating plans for the communities.

Year ended December 31, 2009 and 2008, page 72

Strategic Development Segment, page 72

9.                                      We note your response to comment 24 in our letter dated September 24, 2010. Please quantify the amounts included in the periods presented related to gains or losses from the sale of certain Woodlands Partnerships buildings On a “build to suit” basis. Also, expand your disclosure to quantify and discuss each type of revenue (i.e., vending, parking, gains and losses, etc.) included in Other Revenues that is more than 10% of total property revenues.

The Company has revised the disclosure on page 75 of the Registration Statement to quantify the amounts included in the periods presented related to gains or losses from the sale of certain Woodlands Partnerships buildings on a “build to suit” basis in our discussion of Other revenue.   As no individual type of revenue included in the remaining items of Other revenue is more than 10% of total property revenue, no additional disclosures are warranted.

Supplemental Master Planned Communities Data, page 77

10.                               To the extent you retain the disclosure in this section, please tell us why you believe it is appropriate to omit information regarding the Woodlands community.

The Company respectfully advises the Staff that it has deleted the Supplemental Master Planned Communities Data from the Registration Statement.

Master Planned Communities (“MPC”) -MPC Combined, page 78

11.                               We note your response to comment 18 in our letter dated September 24, 2010 and your revised disclosures on pages 77 through 83. However, it does not appear that your reconciliation on page 80 complies with Item 10(e) of Regulation S-K. Combined Spinco, Inc. Net cash (used in) provided by operating activities is not the most directly comparable financial measure calculated and presented in accordance with GAAP since the GAAP measure is on a consolidated basis and your non-GAAP measure is not. Unless you present the non-GAAP measure for all of your segments and then reconcile on a consolidated basis, your reconciliation is not complete. Please revise accordingly.

The Company respectfully advises the Staff that it has deleted the Supplemental Master Planned Communities Data from the Registration Statement.

12.                               You disclose on page 77 that these supplemental measures have been presented as segment performance measures; however, on page 80, you reconcile to Combined Spinco, Inc Net cash (used in) provided by operating activities. Thus, it appears that these supplemental measures are liquidity measures. In light of this, tell us how your presentation complies with Section (1)(ii)(A) of Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that it has deleted the Supplemental Master Planned Communities Data from the Registration Statement.

Liquidity and Capital Resources, page 84

13.                               We note your response to comment 26 in our letter dated September 24, 2010 and your revised disclosure that cash flow from land sales in your Master Planned Communities segment and cash generated from your operating properties will be two primary sources of cash following the Effective Date. However, we note that you have had negative operating cash flows in all periods presented. Please discuss the basis for your statement and explain in greater detail how you expect to generate future cash flows from these sources. Also, tell us what consideration you gave to expanding your Summary of Cash Flows discussion to address cash requirements and cash provided on a reportable segment basis for the periods presented in your financial statements. See Release 33-8350 for reference.

The Company has revised the disclosure on page 79 of the Registration Statement to discuss the basis for its statement regarding future cash flows from operating activities as a source of liquidity to explain that the negative operating cash flows reflected in the periods presented in the Registration Statement were primarily the result of costs associated with land/residential development and acquisitions expenditures in the Company’s Master Planned Communities segment of $61.2 million, $147.8 million and $216.2 million in 2009, 2008 and 2007, respectively. The funds for these expenditures came from GGP and are reflected in the Company’s combined statement of cash flows in change in GGP investment, net. Going forward, the Company intends to time the funding of land development expenses in its Master Planned Communities segment with anticipated land sales from its master planned communities. The Company intends to use cash generated from land sales, operating properties and the proceeds from the sale of the Company’s common stock to the Plan Sponsors to pay existing contractual obligations and ordinary course operating expenses and these sources are expected to be sufficient to meet such liquidity needs.

The Company respectfully advises the Staff that it does not have complete cash flow information on a segment basis. As described above, the Company has included in its disclosure on page 79 of the Registration Statement a general discussion of the impact that certain property development expenses in the Strategic Development segment have had on the Company’s historical cash flow from operations and the anticipated cash needs of the Master Planned Communities segment.

Spinco Note and Tax. Indemnity, page 85

14.                               Please disclose the material terms of the Spinco Note, including the interest rate, if known, the payment dates, and the initial payment date, if the Spinco Note is issued. Also, please clarify whether Spinco will have any further obligation to issue the Spinco Note if the note is not issued on the Effective Date.

The Company has revised the disclosure on page 81 of the Registration Statement to include the material terms of the Spinco Note, to the extent known.  The Company does not yet know the interest payment dates and the initial payment date.  While the Company does not expect to issue the Spinco Note, final determination will not be made until following the Effective Date when all of the components of the Spinco Note amount are finally determined in accordance with the Investment Agreements.  The Company has added disclosure on page 81 to clarify this fact.

Quantitative and Qualitative Disclosures about Market Risk, page 93

15.                               We note your response to comment 30 in our letter dated September 24, 2010. Please provide one of the three disclosure options under Item 305(a) of Regulation S-K considering the effect of changes in interest rates on the fair values of your fixed rate debt or explain why such disclosure is not material to investors.

The Company has expanded the disclosure about market risk on page 89 of the Registration Statement to include tabular information related to the effect of changes in interest rates on the fair value of its fixed rate debt in accordance with Item 305(a)(i) of Regulation S-K.

Properties, page 93

16.                               We note your response to comment 7 in our letter dated September 24, 2010. We continue to believe that historical occupancy is a material performance measure because it reflects management’s ability to retain tenants. Please provide your occupancy rate for the each of the last 5 years. You may include additional disclosure that explains the impact of property closures.

The Company has revised the disclosure on page 90 of the Registration Statement to include a table of the occupancy of Ward Centers and the other Strategic Development properties for the last five years. The Company has also included a footnote to the chart to indicate that occupancy data for Cottonwood Mall was excluded since all available retail space was demolished in 2007 in anticipation of redevelopment which was subsequently suspended shortly after such demolition.

17.                               Refer to your table on page 94. Please revise footnote 2 to this table to clarify what you mean by “the sum of trailing twelve months comparable square footage.” Also, please state whether your definition takes into account reductions in rent such as abatements, allowances or concessions. If it does not, please expand your table to provide your effective rent which adjusts for these reductions.

The Company has revised the disclosure on page 90 of the Registration Statement and no longer uses the phrase “the sum of trailing twelve months.” The Company has clarified that the tenant sales per square foot calculation takes into account the terms of each lease as in effect at the time of the calculation, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

18.                               Please clarify your definition of average in-place sum of rent and recoverable common area costs per square foot. It is unclear from the definition how the figure accounts for rent. Please note that where you use industry-specific terms in your registration statement you should provide definitions such that investors who are not familiar with your industry will understand the term.

The Company has revised the disclosure on page 90 of the Registration Statement to remove the term “in-place” and to clarify the definition of average sum of rent and recoverable common area costs per square foot and to show how the figure accounts for rent by inserting the word “rent” in footnote 3, which had previously been inadvertently omitted.

Item 4. Security Ownership of Certain Beneficial Owners and Management. page 94

19.                               Please tell us why you did not include Fairholme in the beneficial ownership table. It appears that Fairholme will beneficially own more than 5% of your common stock, including shares issuable upon exercise of warrants.

The Company has revised the disclosure on pages 90 to 91 of the Registration Statement to clarify that Fairholme is not included in the beneficial ownership table because its warrants are not exercisable within 60 days and, therefore, it does not beneficially own more than 5% of the Company’s common stock.

20.                               Refer to footnote (l) to the ownership table. Please revise the table to separately list each entity that may be deemed to beneficially own more than 5% of the outstanding common shares. If you believe these entities should not be considered beneficial owners, please tell us why.

The Company has revised the disclosure on page 92 of the Registration Statement to indicate that although Brookfield Investor has the right under the investment agreement to designate some or all of its shares to be issued in the name of one or more entities managed by a controlled affiliate of Brookfield Asset Management Inc. (“BAM”), Brookfield Investor has not yet exercised such right.  The Company respectfully advises the Staff that it is not aware of any entities managed by a controlled affiliate of BAM owning more than 5% of THHC’s shares of outstanding common stock.  If any such designations are made prior to the effectiveness of the Registration Statement, the Company will identify such entities in a future amendment to the Registration Statement.  If any such designations occur after the effectiveness of the Registration Statement, such entities will be identified in the Schedule 13D filings required to be made by Brookfield Investor.

Board of Directors, page 96

21.                               We note your response to comment 31 in our letter dated September 24, 2010 and your revised disclosure on page 96. Please provide additional details regarding each director’s particular skills and attributes that made each individual suitable to be named as a director. Currently, you make general statements about financial expertise and industry experience, but it is not clear what specific attributes led to the conclusion that each person should serve as a director.

The Company has revised the disclosure on pages 93 to 97 of the Registration Statement to provide additional details regarding each director’s particular skills and attributes that made each individual suitable to be named as a director.

Executive Compensation, page 99

22.                               We note your response to comment 34 in our letter dated September 24, 2010. Given your response, please revise this section to clarify how your interim executive officers will be compensated for their services.

The Company has revised the disclosure on page 100 of the Registration Statement to  clarify that the Company’s interim executive officers will continue to be compensated by Brookfield Advisors while serving as the Company’s interim executive officers.

Certain Relationships and Related Transactions. and Directors Independence

Warrants, page 104

23.                               We note your disclosure on page 104 that the warrants issued to Pershing Square and to Fairholme can only be exercised “on a net share basis.” Please revise this statement to clarify what you mean so that an investor who is unfamiliar with the securities industry can understand what you mean.

The Company has revised the disclosure on page 110 of the Registration Statement to  clarify what the Company means by the phrase “on a net share basis.”

Item 11. Description of Registrant’s Securities to be Registered, page 108

24.                               We have read your response to prior comment 38. Please note that you must have sufficient authorized shares for any offering registered under the 1933 Act prior to the effective date of the registration statement for such an offering.

The Company respectfully advises the Staff that it has amended its Certificate of Incorporation to increase the authorized number of shares and confirms that all of the shares being registered on the Registration Statement are authorized. The Company has filed the amendment to the Certification of Incorporation as Exhibit 3.2 to the Registration Statement.

Item 15. Financial Statements and Exhibits, page 98

Spinco, Inc. Unaudited Interim Combined Financial Statements

Notes to Unaudited Combined Financial Statements. page F-5

Note I Organization, page F-5

Revenue Recognition and Related Matters, page F-14

25.                               We note your response to comment 41 in our letter dated September 24, 2010. In light of the uncertainty that continues in the market, it is unclear to us how you met the criteria in (e) of ASC 360-20-40-50. Please further tell us the basis for your conclusion regarding criteria (e); to the extent you believe that local market conditions stabilized allowing you to reasonably estimate sales proceeds, please tell us how you made this determination and summarize the market data that you have relied upon to support this determination.

With regard to ASC 360-20-40-50, which states that an entity should evaluate the adequacy of the buyer’s initial and continuing investment in reaching a conclusion that the sales price is collectible as part of the requirement in order to recognize profit, GGP has not recognized revenue relative to unit sales until the unit closes.  Also, as of June 30, 2010, the project is past its construction phase as only finish work (an estimated $3.4 million out of a total estimated project cost of approximately $180 million, related to unit-specific final improvement work which is typically not performed until the unit is ready for delivery to the unit purchaser) remains on the 63 unsold units (at September 30, 2010) in this 215 unit project.

With regard to criteria (e), as a result of the significant market downturn, the Company deferred revenue recognition until such time as it could reasonably estimate sales proceeds.  Through September 2009, the Company had sold and closed on 18 of Nouvelle’s condominium units.  As a result of the unsatisfactory level of condominiums sales, and no available comparable properties in the Novuelle market, the Company concluded it needed to conduct an auction to establish a market price for Novuelle’s condominium units. On October 4, 2009, the Company held an auction for the then 197 unsold condominium units. The auction reset prices for the units and resulted in 53 sales which closed in the fourth quarter of 2009.  In addition, the Company completed 13 additional unit sales subsequent to the auction at prices consistent with or above the auction reset unit prices prior to December 31, 2009.  In the first half of 2010 it closed an additional 44 units at prices consistent with or above October 2009 reset unit prices.  The Company continued to defer revenue recognition until the second quarter 2010 when it had sold approximately 60% of units of the property.  At this point, the Company concluded that unit prices were sustainable and able to be estimated even under the adverse market conditions and therefore it could reasonably estimate remaining sales proceeds.  Unit prices were sustained through the three months ended September 30, 2010 on the sales of an additional 24 units, bringing the project to 152 units sold. At the Company’s current sales pace, it estimates that it will complete sales at the project at or about our current sales prices in mid-to-late 2011.

Note 10 Segments, page F-24

26.                               We note your response to comment 44 in our letter dated September 24, 2010, and we continue to question the appropriateness of aggregating all of your Strategic Development assets into one reportable segment. Your Strategic Development segment includes commercial, residential, and retail assets that are in different stages of development and will have or have different customers. Furthermore, the methods used to distribute the products or provide your services will vary between sales and rentals. Lastly, it is unclear to us how you determined that these assets will have similar long term returns based on these differences. Please clarify. Also, we note that you separate your Strategic Development segment into the following smaller categories on pages 25 through 34 in your discussion of your business: mixed-use development opportunities, mall development projects, redevelopment properties, and other interests. Tell us what consideration you gave to presenting these categories as separate reportable segments based on the aggregation criteria in ASC 280-10-50-11.

The Company has revised the disclosure on pages 2 to 3, 25 to 26 and 68 to 69 of the Registration Statement to explain its rationale for aggregating its strategic development operating segments into one reportable segment.  The Company respectfully advises the Staff that it considered the four categories of development opportunities presented in the Registration Statement (mixed-use development opportunities, mall development projects, redevelopment projects and other property interests). The Company concluded that such categorization would result in a number of insignificant reportable segments for which presentation of separate operating data would not be meaningful to investors because the operating segments and other interests of certain of the categories are not significant individually or in the aggregate. The value of these properties rests with their investment potential rather than their current operating results.  These categories were presented to facilitate a better understanding of the nature of our strategic development opportunities and our current expectations regarding the type of development we may ultimately pursue, and do not reflect how the Company operates or manages these assets.  These categories do not reflect the way the Company’s existing CEO, as chief operating decision maker, reviews operating results and makes decisions on allocating resources and capital.  These reviews are performed and decisions are made on an individual asset basis.

The Company considered the specific aggregation categories as provided by ASC 280-10-50-11 and concluded that they had similar economic characteristics, including development risk reward profiles that demand significantly higher returns to compensate investors for development risk as compared to operating risk. In accordance with ASC 280-10-55-7A, the similarity of economic characteristics should be evaluated based on future prospects and not necessarily the current indicators only.  The historical operating returns are not indicative of the long-term development returns expected from these operating segments.  Each of these operating segments will require long-term returns commensurate with the development risks taken to bring the operating segments to their highest and best use.  The Company concluded that these long-term required returns demonstrate a similarity of economic characteristics with respect to these operating segments, supporting aggregation into one reportable segment.

In response to the specific questions raised by the Staff, the Company believes that, with respect to products, services or customers, it cannot currently be determined whether these properties will be developed for sale to end users or developed to be held for rental to tenants. In addition, it is possible that some of these properties will be mixed-use developments or that they will be sub-divided into multiple projects based on differing uses.   Accordingly, segregation of these properties on the basis of customers is not practical at this time.

In addition to considering grouping operating segments based on the four categories of development opportunities discussed above, the Company also considered aggregation of the operating segments based on separating significant operating segments from non-significant segments and geographical regions.  As disclosed in the Registration Statement, only Ward Centers is considered a significant property from an operational standpoint. However, the value of Ward Centers to the Company is represented by the development potential inherent in 60 acres of entitled land in the middle of Honolulu, not as a function of a multiple of current Net operating income.  In addition, the Company does not believe that presenting the Ward Centers as a separate operating segment based on its historical operating results from all of the other aggregated non-significant operating segments is  representative of how the business is managed or viewed by the chief operating decision maker or management.  In addition, we have disclosed specific financial data and statistics within the Registration Statement related to Ward Centers.  Finally, aggregating operating segments based on geographic regions is not meaningful as this is not how the CEO or management operates or manages the business.

The categories of opportunities presented in the Registration Statement represent current expectations for the types of developments that would ultimately be undertaken.  Such expectations are the results of market assessments of demand and growth which will be subject to substantial further review by the new management and board of directors of the Company subsequent to the spin-off, and will likely change based on market and economic conditions, as well as the availability of capital to fund development.  Therefore, using these categories is preliminary at best and likely to be arbitrary and subject to wide variability in the future.

Ultimately, the Company concluded that the commonality among the operating segments is that all operating segments share the fundamental characteristic of requiring substantial future development and capital investment to achieve their highest and best use.  In addition, the Company concluded there are similar economic characteristics because the expected return of each asset is commensurate with the risk associated with the future development plan and returns associated with existing operations are viewed as temporary and of lesser importance.  As such, the Company has aggregated each of the operating segments into the Strategic Development reportable segment as it believes that this is the most relevant to investors.  As mentioned above, the Company has revised the disclosure on page 68 of the Registration Statement to describe its basis for believing it meets the aggregation criteria.

The Company expects that the analysis of its appropriate operating and reporting segments will be an ongoing process. As development of these assets progress, the Company will evaluate segment considerations and aggregation criteria and will update reportable segment classifications and disclosures as appropriate.

Exhibits

27.                               Please tell us why you are filing the “Form of’ your various material agreements. Explain why you are not able to the final, executed agreements with this registration statement.

The Company respectfully advises the Staff that the Company is filing the “Form of” certain of the Company’s material agreements because such agreements will not be final and executed until the Effective Date when the Separation and Distribution are completed. All material agreements that will not be executed until the Effective Date will be filed by the Company on a Form 8-K following the Effective Date.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/MATTHEW D. BLOCH

Mathew D. Bloch